UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 April 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



2018 MEDIA RELEASE
OPERATING UPDATE
Quarter ended 31 March 2018

JOHANNESBURG. 25 April 2018: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2018. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Key Statistics

Figures are in millions unless otherwise stated		United States Dollars Quarter		
		March 2018	December 2017	March 2017
Gold produced*	oz (000)	**490**	546	497
Continuing operations		**490**	546	483
Discontinued operations		**–**	–	14
Tonnes milled/treated	000	**8,372**	8,450	8,665
Continuing operations		**8,372**	8,450	8,545
Discontinued operations		**–**	–	120
Revenue	US$/oz	**1,316**	1,275	1,216
Continuing operations		**1,316**	1,275	1,216
Discontinued operations		**–**	–	1,218
Operating costs	US$/tonne	**43**	43	42
Continuing operations		**43**	43	41
Discontinued operations		**–**	–	126
All-in sustaining costs	US$/oz	**955**	959	1,016
Continuing operations		**955**	959	1,003
Discontinued operations		**–**	–	1,434
Total all-in cost	US$/oz	**1,150**	1,115	1,114
Continuing operations		**1,150**	1,115	1,104
Discontinued operations		**–**	–	1,434
Net debt	US$m	**1,373**	1,303	1,241

*All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

**Cash flow from operating activities (which is net of tax) less net capital expenditure, environmental payments and financing costs.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

STOCK DATA FOR THE 3 MONTHS ENDED 31 MARCH 2018

Number of shares in issue		NYSE – (GFI)	
– at end March 2018	860,614,217	Range – Quarter	US$3.73 – US$4.42
– average for the quarter	860,614,217	Average Volume – Quarter	4,153,165 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR43.95 – ZAR55.43
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	1,975,568 shares/day

Statement by **Nick Holland,**
Chief Executive Officer of Gold Fields

Q1 2018 Performance

2018 is the second year of Gold Fields' reinvestment programme. Following a strong year in 2017, in Q1 2018 the Damang reinvestment project continued to progress according to plan, the Gruyere project has been impacted by severe weather and South Deep performed below expectation. However, the international operations continue to perform well, in most cases exceeding their budgets for the quarter.

Attributable equivalent gold production for the quarter was 1% lower YoY (10% lower QoQ) at 490koz (production in Q1 2017 included 14koz from Darlot, which was divested in Q4 2017). All-in sustaining costs (AISC) were 6% lower YoY (flat QoQ) at US$955/oz and all-in costs (AIC) were 3% higher YoY (3% higher QoQ) at US$1,150/oz. The average US$ gold price achieved in the quarter was 8% or US$100/oz higher YoY (3% higher QoQ) at US$1,316/oz. The average Australian dollar for the quarter was 0.79 (5% stronger YoY and 3% stronger QoQ), while the average South African rand for the quarter was 12.01 (9% stronger YoY and 12% stronger QoQ).

Despite the higher level of project capital being spent by the Group as well as the payment of the FY17 dividend during the quarter, there was only a modest increase in the net debt balance to US$1,373m from US$1,303m at 31 December 2017.

Regional performance

Managed production in Ghana for Q1 2018 was 167koz, down 4% YoY (down 4% QoQ), with AIC of US$1,163/oz, up 1% YoY (up 10% QoQ), as spending on the Damang reinvestment project continued during the quarter. Gold equivalent production at Cerro Corona was flat YoY (14% lower QoQ) at 69koz, with AIC of US$677 per equivalent ounce, up 8% YoY (down 5% QoQ). The Australian region (continuing operations) produced 224koz for the quarter, up 6% YoY (down 2% QoQ), with AIC of A$1,094/oz (US$861/oz), down 11% YoY (down 19% QoQ).

South Deep

South Deep had a tough start to 2018, with production in Q1 2018 4% higher YoY but 41% lower QoQ at 1,485kg (48koz). AIC for the quarter was R677,495/kg, down 13% YoY (up 18% QoQ).

Production for the quarter was impacted by the slow production build up after the seasonal holidays; two labour restructuring processes that took place at the end of 2017 and during the quarter; and a change in underground working shift arrangements implemented to increase productivity. Although necessary to create a platform for sustainable and consistent performance, these changes have inevitably created workforce uncertainty and a disruption of operations. The labour restructuring comprised 47 personnel at managerial levels and approximately 260 personnel at lower levels. The restructuring was done to streamline organisational levels and increase spans of control and was effected through a combination of voluntary and statutory processes. The change in underground shift arrangements effected in early April have provided a longer shift of 11.5 hours instead of the previous 9.5 hours. The intention is to increase the effective time on the face and it will take some time to see the impact of the change.

In addition continued low mobile equipment reliability, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the composites (far western part of the orebody) slowed production rates. Production for the month of April 2018 was further impacted by a 22-day DMR safety related stoppage to re-support back areas in two of the critical new mine access ramps, which account for half of total production for the mine.

The mine team is currently developing a recovery plan aimed at mobilising the workforce post the restructuring and bedding down the new underground shift cycles. Management is implementing programmes to improve and integrate the critical aspects of the mining value chain. Backfill placement programmes continue to be implemented to improve both the quantity and quality of backfill used to fill open stopes and significant emphasis is being placed on developing integrated plans, short interval controls and the required discipline to execute these plans and schedules.

Based on the above factors, we do not expect the production guidance provided at the start of the year (10,000kg or 321koz) to be achieved and we are currently forecasting production of 7,600 kg or 244koz for the year. The reduced full year guidance is attributable to the ongoing impact of poor equipment reliability, the slower advance rates in Corridor 3 and delayed extraction in the composites as well as slower rates of destress in the March quarter, again a symptom of the lower productivity related to uncertainty around the labour restructuring.

Additional artisans have been sourced from the equipment manufacturers to urgently address equipment availabilities. Poor ground conditions are mostly a symptom of the transition to more effective pillar designs as recommended by the independent geotechnical review board; lack of timeous and effective stope cleaning and backfill, as well as timeous and effective secondary support. These constraints are receiving urgent attention.

Wage negotiations concluded at South Deep

South Deep has concluded a three-year wage agreement with organised labour (NUM and UASA). The agreement provides for an average annual increase of 7.3%.

Update on projects

Damang Reinvestment Project

At the end of the March 2018 quarter (15 months into the reinvestment project), total material mined was 22% ahead of the project schedule. Gold produced during the same period was 180koz, 35% above plan. All major projects are on schedule. The FETSF was commissioned on time during January 2018 and the jaw crusher installation is in progress and anticipated to be commissioned in the June 2018 quarter. The SAG mill shell replacement is on track as per the original schedule with installation and commissioning planned for the December 2018 quarter. Project spend to date amounted to US$169m.

Gruyere

At Gruyere, the previously flagged abnormal rainfall events in Q1 2018 have impacted the schedule and costs of the project. Guidance from the provisional definitive cost estimate and schedule review indicates that the project capex is likely to be 10% higher than previously provided guidance (A$532m), with first production expected to move into Q2 2019 (previously Q1 2019). At the end of the quarter, overall project engineering and construction were 84% and 44% complete respectively, with EPC (process plant and associated infrastructure) construction 17% complete. Mining contractor, Downer EDI has commenced site mobilisation in preparation for mining activities. The gas pipeline and power plant are progressing well. Project spend to date amounted to A$205m.

Tarkwa transition to contract mining completed

The mining contract was demarcated into two zones and awarded to two local contractors: BCM for Zone 1 (Pepe, Mantraim, Atuabo and Teberebe Pits) and E&P for Zone 2 (Akontansi and Kottraverchy Pits). On 24 March 2018, BCM mobilised and started operations in the Zone 1 area, with E&P following on 7 April in the Zone 2 area. As part of the conditions for the tender process, the successful contractors were expected to acquire our existing fleet and inventory. The total consideration for the fleet was US$96m, with 26% of the total amount paid in Q1 and the remaining amount expected to be paid in Q2. A contracts implementation manager has been appointed to oversee the two contractors.

All Mining and Heavy Maintenance Equipment (HME) and some support services staff have been retrenched and both contractors are currently in the process of re-engaging most of the affected employees. Below is a breakdown of labour numbers:

- **Mining and HME:** 1,309 retrenched, with 431 ex-Gold Fields employees re-hired by BCM and 778 ex-Gold Fields employees re-hired by E&P.
- **Other Departments:** 765 retrenched and 505 re-engaged on fixed-term contract basis. This excludes 69 national senior officials on regular employment status and 12 expatriates.

The High Court, Accra (Labour Division) on 2 March 2018, dismissed an injunction application filed by the Ghana Mineworkers' Union, which sought to restrain Gold Fields from issuing severance letters to workers to be affected by the change in business model from owner mining to contract mining.

AIC guidance for 2018 of US$970/oz provided in February 2018 is unchanged and assumed the change to contractor mining would be completed in Q2 2018.

Gold Fields enters Joint Venture with Asanko

As announced on 29 March 2018, Gold Fields entered into a joint venture with Asanko Gold, by agreeing to acquire a 50% stake in Asanko Gold Ghana Limited's (AGG) 90% interest in the Asanko Gold Mine, associated properties and exploration rights in Ghana (AGM). The purchase consideration comprises an upfront payment of US$165m on closing of the transaction and a deferred payment of US$20m.

In addition, Gold Fields subscribed to a 9.9% share placement in Asanko by way of a private placement of 22,354,657 Asanko shares at a price of approximately US$0.79, for a total consideration of US$17.6m (completed on 5 April 2018).

Update on gold hedging

The Group entered into additional gold price hedges during the quarter. Below is a summary of the gold hedges for 2018:

- In Ghana, 489koz (72% of FY 2018 gold production guidance) has been hedged for the period January to December 2018 using zero-cost collars with an average floor price of US$1,300/oz and an average cap price of US$1,418/oz.
- In Australia 674koz (78% of FY 2018 gold production guidance) has been hedged for the period February to December 2018 using a combination of forward sales agreements and zero-cost collars. The average forward rate on 221koz for the period February to December 2018 is A$1,713.83; and the average collar strike price on 453koz for the period March to December 2018 is A$1703/oz for the floor and A$1,766.75/oz for the cap.

- In South Africa, 64koz has been hedged for the period January to December 2018 using zero-cost collars with a floor price of R600,000/kg and a cap price of R665,621/kg.

Revised outlook for 2018

As a result of the revised South Deep production outlook mentioned above, attributable equivalent gold production for the Group for 2018 is expected to be between 2.00Moz and 2.05Moz.

N.J. Holland
Chief Executive Officer

25 April 2018

SALIENT FEATURE AND COST BENCHMARKS

Salient features and cost benchmarks for the quarters ended 31 March 2018, 31 December 2017 and 31 March 2017

United States Dollars

Figures are in millions unless otherwise stated		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
					Ghana			Peru
				South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results								
Ore milled/treated	**March 2018**	**8,372**	**8,372**	**407**	**4,516**	**3,411**	**1,105**	**1,665**
(000 tonnes)	December 2017	8,450	8,450	557	4,479	3,307	1,172	1,659
	March 2017	8,665	8,545	443	4,632	3,459	1,172	1,706
Yield	**March 2018**	**1.9**	**1.9**	**3.6**	**1.2**	**1.2**	**1.0**	**1.3**
(grams per tonne)	December 2017	2.1	2.1	4.5	1.2	1.3	0.9	1.5
	March 2017	1.8	1.8	3.2	1.2	1.2	1.0	1.3
Gold produced	**March 2018**	**507.1**	**507.1**	**47.7**	**167.2**	**131.2**	**36.0**	**68.7**
(000 managed equivalent ounces)	December 2017	564.1	564.1	80.8	174.3	139.8	34.5	80.0
	March 2017	514.4	500.7	45.8	174.5	138.7	35.8	68.7
Gold sold	**March 2018**	**511.2**	**511.2**	**53.9**	**167.2**	**131.2**	**36.0**	**65.2**
(000 managed equivalent ounces)	December 2017	572.0	572.0	80.4	174.3	139.8	34.5	88.2
	March 2017	512.8	499.1	46.7	174.5	138.7	35.8	66.1
Net operating costs*	**March 2018**	**(340.4)**	**(340.4)**	**(79.2)**	**(105.4)**	**(76.7)**	**(28.7)**	**(38.0)**
(million)	December 2017	(353.3)	(353.1)	(75.0)	(105.5)	(72.3)	(33.2)	(45.2)
	March 2017	(354.9)	(340.0)	(70.7)	(107.3)	(78.0)	(29.3)	(32.3)
Operating costs	**March 2018**	**43**	**43**	**190**	**23**	**22**	**27**	**24**
(dollar per tonne)	December 2017	43	43	128	27	27	27	25
	March 2017	42	41	169	25	25	26	21
Sustaining capital*	**March 2018**	**(118.4)**	**(118.4)**	**(8.1)**	**(42.2)**	**(39.2)**	**(3.0)**	**(2.9)**
(million)	December 2017	(178.2)	(178.2)	(22.3)	(41.8)	(41.8)	–	(11.5)
	March 2017	(138.0)	(133.8)	(11.4)	(59.5)	(49.7)	(9.8)	(5.2)
Non-sustaining capital*	**March 2018**	**(38.6)**	**(38.6)**	**(4.8)**	**(33.8)** #	–	**(33.8)** #	–
(million)	December 2017	(36.1)	(36.1)	(8.1)	(28.0) #	–	(28.0) #	–
	March 2017	(32.2)	(32.2)	(1.7)	(20.3) #	–	(20.3) #	–
Total capital expenditure*	**March 2018**	**(157.0)**	**(157.0)**	**(12.9)**	**(75.9)**	**(39.3)**	**(36.7)**	**(2.9)**
(million)	December 2017	(214.3)	(214.3)	(30.4)	(69.8)	(41.8)	(28.0)	(11.5)
	March 2017	(170.2)	(166.1)	(13.1)	(79.9)	(49.7)	(30.1)	(5.2)
All-in-sustaining costs	**March 2018**	**938**	**938**	**1,666**	**952**	**952**	**951**	**75**
(dollar per ounce)	December 2017	945	945	1,209	895	871	991	209
	March 2017	1,009	997	1,784	1,037	1,010	1,142	118
Total all-in-cost	**March 2018**	**1,022**	**1,022**	**1,755**	**1,163**	**952**	**1,934**	**75**
(dollar per ounce)	December 2017	1,013	1,013	1,310	1,055	871	1,802	209
	March 2017	1,055	1,044	1,821	1,153	1,010	1,709	118

		United States Dollars				Australian Dollars				South African Rand	United States Dollars	Australian Dollars
		Australia Region				Australia Region				South Africa Region	Australia Region	Australia Region
		Continuing				Continuing					Discontinued	Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
Operating Results												
Ore milled/treated	**March 2018**	**1,785**	**1,073**	**283**	**429**	**1,785**	**1,073**	**283**	**429**	**407**	**–**	**–**
(000 tonnes)	December 2017	1,755	1,040	296	419	1,755	1,040	296	419	557	–	–
	March 2017	1,764	995	308	461	1,764	995	308	461	443	120	120
Yield	**March 2018**	**3.9**	**2.8**	**6.4**	**5.1**	**3.9**	**2.8**	**6.6**	**5.1**	**3.6**	**–**	**–**
(grams per tonne)	December 2017	4.1	2.7	6.7	5.6	4.1	2.7	6.7	5.6	4.5	–	–
	March 2017	3.7	2.6	5.9	4.9	3.7	2.6	5.9	4.9	3.2	3.6	3.6
Gold produced	**March 2018**	**223.6**	**95.2**	**58.6**	**69.8**	**223.8**	**95.2**	**58.6**	**69.8**	**1,485**	**–**	**–**
(000 managed	December 2017	229.1	90.3	63.9	74.8	229.1	90.3	63.9	74.8	2,512	–	–
equivalent ounces)	March 2017	211.7	81.6	58.3	71.9	211.7	81.6	58.3	71.9	1,424	13.7	13.7
Gold sold	**March 2018**	**224.9**	**95.0**	**60.0**	**69.9**	**224.9**	**95.0**	**60.0**	**69.9**	**1,675**	**–**	**–**
(000 managed	December 2017	229.1	90.3	63.9	74.8	229.1	90.3	63.9	74.8	2,500	–	–
equivalent ounces)	March 2017	211.7	81.6	58.3	71.9	211.7	81.6	58.3	71.9	1,454	13.7	13.7
Net operating costs*	**March 2018**	**(117.7)**	**(30.4)**	**(47.3)**	**(40.1)**	**(149.6)**	**(38.6)**	**(60.0)**	**(51.0)**	**(951.5)**	**–**	**–**
(million)	December 2017	(127.3)	(43.2)	(40.3)	(43.9)	(165.7)	(56.2)	(52.4)	(57.0)	(1,026.9)	(0.2)	(0.3)
	March 2017	(129.6)	(48.6)	(39.1)	(41.9)	(171.9)	(64.5)	(51.8)	(55.6)	(939.4)	(14.9)	(19.8)
Operating costs	**March 2018**	**76**	**48**	**150**	**95**	**96**	**61**	**191**	**121**	**2,277**	**–**	**–**
(dollar per tonne)	December 2017	76	51	137	97	99	66	178	126	1,748	–	–
	March 2017	70	47	125	83	93	62	165	109	2,245	126	168
Sustaining capital*	**March 2018**	**(65.2)**	**(30.1)**	**(16.3)**	**(18.8)**	**(82.8)**	**(38.3)**	**(20.7)**	**(23.8)**	**(97.8)**	**–**	**–**
(million)	December 2017	(102.6)	(46.9)	(23.3)	(32.4)	(133.5)	(61.0)	(30.3)	(42.2)	(303.5)	–	–
	March 2017	(57.7)	(26.1)	(14.0)	(17.5)	(76.5)	(34.7)	(18.6)	(23.2)	(150.9)	(4.2)	(5.5)
Non-sustaining capital*	**March 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(57.8)**	**–**	**–**
(million)	December 2017	–	–	–	–	–	–	–	–	(108.7)	–	–
	March 2017	–	–	–	–	–	–	–	–	(22.7)	–	–
Total capital	**March 2018**	**(65.2)**	**(30.1)**	**(16.3)**	**(18.8)**	**(82.8)**	**(38.3)**	**(20.7)**	**(23.8)**	**(155.6)**	**–**	**–**
expenditure*	December 2017	(102.6)	(46.9)	(23.3)	(32.4)	(133.5)	(61.0)	(30.3)	(42.2)	(412.2)	–	–
(million)	March 2017	(67.9)	(26.1)	(14.0)	(17.5)	(90.1)	(34.7)	(18.6)	(23.2)	(173.6)	(4.2)	(5.5)
All-in-sustaining costs	**March 2018**	**861**	**686**	**1,103**	**890**	**1,094**	**873**	**1,402**	**1,131**	**643,021**	**–**	**–**
(dollar per ounce)	December 2017	1,040	1,035	1,029	1,054	1,350	1,351	1,336	1,370	532,573	–	–
	March 2017	931	966	957	871	1,234	1,280	1,268	1,153	761,867	1,434	1,899
Total all-in-cost	**March 2018**	**861**	**686**	**1,103**	**890**	**1,094**	**873**	**1,402**	**1,131**	**677,495**	**–**	**–**
(dollar per ounce)	December 2017	1,040	1,035	1,029	1,054	1,350	1,351	1,336	1,370	576,043	–	–
	March 2017	931	966	957	871	1,234	1,280	1,268	1,153	777,497	1,434	1,899

Average exchange rates were US$1 = R12.01, US$1 = R13.69 and US$1 = R13.27 for the March 2018, December 2017 and March 2017 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.79, A$1 = US$0.77 and A$1 = US$0.75 for the March 2018, December 2017 and March 2017 quarters respectively.
Figures may not add as they are rounded independently.
* In local currency.
# Relates to non-sustaining capital expenditure for Damang re-investment project.

Review of Operations
Quarter ended 31 March 2018 compared with quarter ended 31 December 2017

South Africa region
South Deep Project

		March 2018	Dec 2017
Gold produced	000'oz	**47.7**	80.8
	kg	**1,485**	2,512
Gold sold	000'oz	**53.9**	80.4
	kg	**1,675**	2,500
Yield – underground reef	g/t	**4.74**	6.04
AISC	R/kg	**643,021**	532,573
	US$/oz	**1,666**	1,209
AIC	R/kg	**677,495**	576,043
	US$/oz	**1,755**	1,310

Gold production decreased by 41 per cent from 2,512 kilograms (80,800 ounces) in the December quarter to 1,485 kilograms (47,700 ounces) in the March quarter mainly due to lower volumes mined partially attributable to labour restructuring and new shift system implementation with the associated disruptions in terms of crew briefings and transition to the new shift cycles. Over and above these factors, the March quarter is characterised by the extended Christmas break, typical of South African based mines.

On 1 March 2018 the shift roster was changed from 9.5 hours to 11.5 hours to optimise face time. There were initial teething problems and the benefits are yet to be realised. D and E band restructuring commenced in October 2017 and was concluded by end January 2018 with 25 per cent of employees in this category exiting the business. Subsequently, a further 260 employees from the bargaining unit also exited the business.

In December 2017 there was no voluntary production work conducted over the Christmas Break as planned engineering maintenance work was required on critical infrastructure.

Total underground tonnes mined decreased by 21 per cent from 394,000 tonnes in the December quarter to 313,000 tonnes in the March quarter. Ore tonnes mined decreased by 24 per cent from 336,000 tonnes to 255,000 tonnes, while underground waste mined remained similar at 58,000 tonnes. Total gold mined from underground decreased by 25 per cent from 2,006 kilograms (64,500 ounces) to 1,504 kilograms (48,400 ounces). Grade mined decreased by 6 per cent per cent from 5.10 grams per tonne to 4.80 grams per tonne mainly due to more waste mined in New Mine Development and lower volumes mined from higher grade areas.

Total tonnes milled decreased by 27 per cent from 557,000 tonnes to 407,000 tonnes. Underground ore tonnes milled decreased by 25 per cent from 414,000 tonnes in the December quarter to 311,000 tonnes in the March quarter. Underground waste milled decreased by 18 per cent from 39,000 tonnes to 32,000 tonnes. Surface tailings material treated decreased by 38 per cent from 104,000 tonnes to 64,000 tonnes. Underground reef yield decreased by 22 per cent from 6.04 grams per tonne to 4.74 grams per tonne due to more waste mined in New Mine Development and lower volumes mined from higher grade areas.

Ore milled was higher than ore mined due to tramming of additional underground stocks.

Gold recovered from underground was 1,475 kilograms (47,400 ounces) with 10 kilograms (300 ounces) being recovered from treatment of the surface material.

Destress mining decreased by 27 per cent from 9,619 square metres in the December quarter to 7,061 square metres in the March quarter mainly due to geological feature intersections and the impact of the extended Christmas break.

Longhole stoping decreased by 33 per cent from 173,400 tonnes to 116,300 tonnes due to constraints associated with secondary stopes and the introduction of more rigid quality control procedures and compliance to planned extraction. The current mine contributed 78 per cent of the total ore tonnes in the March quarter compared with 73 per cent in the December quarter. The longhole stoping method accounted for 37 per cent of total tonnes mined in the March quarter compared with 44 per cent in the December quarter.

Development decreased by 16 per cent from 1,935 metres in the December quarter to 1,617 square metres in the March quarter. New mine capital development on 100 level increased by 11 per cent from 304 metres to 337 metres. New mine development is focused on infrastructure projects exclusively on 100 level and related to haulage extensions, crusher excavations and conveyor extensions. Development in the current mine areas increased by 11 per cent from 833 metres to 923 metres. Development North of Wrench decreased by 55 per cent from 798 metres to 357 metres largely due to insufficient power capacity and as a result of Corridor 3 Cut 4 that was stopped as it approached the abutment of Corridor 3 Cut 3.

Net operating costs decreased by 7 per cent from R1,027 million (US$75 million) to R952 million (US$79 million) mainly due to lower production, lower bonuses, overtime and consumables cost and a decrease in the gold-in-process charge from R51 million (US$4 million) in the December quarter to R25 million (US$2 million) in the March quarter.

Capital expenditure decreased by 62 per cent from R412 million (US$30 million) in the December quarter to R156 million (US$13 million) in the March quarter.

Sustaining capital expenditure decreased by 68 per cent from R303 million (US$22 million) in the December quarter to R98 million (US$8 million) in the March and non-sustaining capital expenditure decreased by 47 per cent from R109 million (US$8 million) to R58 million (US$5 million), both due to scheduling.

All-in sustaining costs increased by 21 per cent from R532,573 per kilogram (US$1,209 per ounce) in the December quarter to R643,021 per kilogram (US$1,666 per ounce) in the March quarter mainly due to lower gold sold, partially offset by lower net operating costs and lower sustaining capital expenditure.

Total all-in cost increased by 18 per cent from R576,043 per kilogram (US$1,310 per ounce) in the December quarter to R677,495 per kilogram (US$1,755 per ounce) in the March quarter due to the same reasons as for all-in sustaining costs and lower non-sustaining capital expenditure.

West Africa region
Ghana
Tarkwa

		March 2018	Dec 2017
Gold produced	000'oz	**131.2**	139.8
Gold sold	000'oz	**131.2**	139.8
Yield	g/t	**1.19**	1.31
AISC and AIC	US$/oz	**952**	871

Gold production decreased by 6 per cent from 139,800 ounces in the December quarter to 131,200 ounces in the March quarter mainly due to lower ore tonnes mined at lower head grade as well as lower yield.

Total tonnes mined, including capital waste stripping, increased by 2 per cent from 24.2 million tonnes in the December quarter to 24.8 million tonnes in the March quarter due to improved equipment availability and utilisation. Ore tonnes mined decreased by 17 per cent from 4.2 million tonnes to 3.5 million tonnes due to suspension of mining in the ore zone at Underlap as a result of geotechnical challenges. The footwall of Underlap pit experienced slope deformation caused by development of tension cracks along a known fault zone at the footwall area of the pit. Mining at Underlap was suspended and a safety bund was constructed at the toe of the footwall wall to render the area safe. Mining at Underlap resumed subsequent to the March quarter end.

Operational waste tonnes mined decreased by 14 per cent from 7.0 million tonnes to 6.0 million tonnes, while capital waste tonnes mined increased by 18 per cent from 13.0 million tonnes to 15.3 million tonnes due to increased focus on capital waste stripping to expose ore. Mined grade decreased by 2 per cent from 1.30 grams per tonne to 1.28 grams per tonne. Gold mined decreased by 17 per cent from 176,700 ounces to 146,100 ounces as a result of lower ore tonnes and grade mined. The strip ratio increased from 4.7 to 6.0 due to higher capital waste tonnes mined.

The CIL plant throughput increased by 3 per cent from 3.3 million tonnes to 3.4 million tonnes due to higher plant overall equipment and processing efficiencies. Yield decreased by 9 per cent from 1.31 grams per tonne to 1.19 grams per tonne. This was mainly due to lower grade mined and low grade stockpiles processed due to late delivery of higher grades to the plant.

Net operating costs, including gold-in-process movements, increased by 7 per cent from US$72 million to US$77 million mainly due to a gold-in-process drawdown of US$2 million in the March quarter compared with a build-up of US$16 million in the December quarter, this was partially offset by lower mining costs in line with lower ore and operational waste tonnes mined.

Capital expenditure decreased by 7 per cent from US$42 million to US$39 million due to lower expenditure on components change-out and nil expenditure on fleet replacements as a result of transition to contract mining.

All-in sustaining costs and total all-in cost increased by 9 per cent from US$871 per ounce in the December quarter to US$952 per ounce in the March quarter due to higher net operating costs and lower gold sold, partially offset by lower capital expenditure.

Tarkwa mining operation concluded the planned transition from owner mining to contract mining in early April 2018. The transition went smoothly.

Damang

		March 2018	Dec 2017
Gold produced	000'oz	**36.0**	34.5
Gold sold	000'oz	**36.0**	34.5
Yield	g/t	**1.01**	0.92
AISC	US$/oz	**951**	991
AIC	US$/oz	**1,934**	1,802

Gold production increased by 4 per cent from 34,500 ounces in the December quarter to 36,000 ounces in the March quarter mainly due to higher head grade mined and processed from Amoanda pit.

Total tonnes mined, including capital stripping, increased by 2 per cent from 11.3 million tonnes in the December quarter to 11.5 million tonnes in the March quarter due to an increase in contractor drilling and digging fleet capacity in the Damang complex pits.

Ore tonnes mined decreased by 5 per cent from 0.75 million tonnes in the December quarter to 0.71 million tonnes in the March quarter as a result of higher strip ratio areas mined in line with operational plan. Total waste tonnes mined increased by 3 per cent from 10.5 million tonnes to 10.8 million tonnes due to improved efficiencies from contractor mining fleet. Capital waste tonnes included in total waste tonnes increased by 14 per cent from 8.8 million tonnes to 10.0 million tonnes as a result of improved mining fleet capacity and recovery of delayed capital waste strip for timely exposure of the orebody in line with operational plan. Operational waste tonnes mined decreased by 53 per cent from 1.7 million tonnes to 0.8 million tonnes due to mining of higher strip ratio areas, in line with operational plan.

Head grade mined increased by 44 per cent from 1.06 grams per tonne to 1.53 grams per tonne due to higher grade mined from Amoanda pit. Gold mined increased by 35 per cent from 25,700 ounces to 34,700 ounces. The strip ratio increased from 14.0 to 15.3.

Tonnes processed decreased by 5 per cent from 1.17 million tonnes in the December quarter to 1.11 million tonnes in the March quarter due to lower plant overall equipment efficiency. Yield increased by 10 per cent from 0.92 grams per tonne to 1.01 grams per tonne due to higher grade mined. In the March quarter, tonnes milled were sourced as follows: 0.63 million tonnes at 1.47 grams per tonne from the pits and 0.48 million tonnes at 0.66 grams per tonne from Abosso tailings. This compared with 0.67 million tonnes at 1.07 grams per tonne from the pits, 0.06 million tonnes at 0.93 grams per tonne from Abosso tailings and 0.44 million tonnes at 0.77 grams per tonne from stockpiles in the December quarter.

Net operating costs, including gold-in-process movements, decreased by 12 per cent from US$33 million to US$29 million mainly due to a decrease in operating cost from US$32 million in the December quarter to US$30 million in the March quarter as a result of lower operating tonnes mined in addition to a credit of US$1 million in the March quarter for the ROM stockpile recognition compared with a cost of US$1 million in the December quarter for the depletion of 44,000 tonnes from the crushed ore stockpile.

Capital expenditure increased by 32 per cent from US$28 million in the December quarter to US$37 million in the March quarter.

Sustaining capital expenditure increased from US$nil million to US$3 million due to cost incurred on the SAG mill shell replacement. Non-sustaining capital expenditure increased by 21 per cent from US$28 million to US$34 million mainly due to higher capital waste mined (10.0 million tonnes in the March quarter compared with 8.8 million tonnes mined in the December quarter) and the timing of Amoanda Resource infill drilling projects.

All-in sustaining costs decreased by 4 per cent from US$991 per ounce in the December quarter to US$951 per ounce in the March quarter mainly due to increased gold sold and lower net operating cost, partially offset by increased sustaining capital expenditure.

All-in costs increased by 7 per cent from US$1,802 per ounce in the December quarter to US$1,934 per ounce in the March quarter due to the same reasons as above, offset by higher non-sustaining capital expenditure.

At the end of the March 2018 quarter (15 months into the Damang Reinvestment Project, DRP), total material mined is 22 per cent ahead of the project schedule. Gold produced during the same period is 179,600 ounces, 35 per cent above the progressive DRP plan of 133,400 ounces. All major projects are on schedule. FETSF was commissioned on time during January 2018 and jaw crusher installation is in progress and anticipated to be commissioned in the June 2018 quarter. The SAG mill shell replacement is on track as per the original schedule with installation and commissioning planned for the December 2018 quarter. A one month CIL plant downtime was planned for this shutdown, but plans are in progress to mitigate the impact of this planned shutdown.

South America region
Peru
Cerro Corona

		March 2018	Dec 2017
Gold produced	000'oz	**29.9**	41.3
Copper produced	tonnes	**7,361**	7,317
Total equivalent gold produced	000'eq oz	**68.7**	80.0
Total equivalent gold sold	000'eq oz	**65.2**	88.2
Yield – gold	g/t	**0.58**	0.81
– copper	per cent	**0.46**	0.46
– combined	eq g/t	**1.28**	1.50
AISC and AIC	US$/oz	**75**	209
AISC and AIC	US$/eq oz	**677**	712
Gold price*	US$/oz	**1,327**	1,278
Copper price*	US$/t	**6,994**	6,760

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 28 per cent from 41,300 ounces in the December quarter to 29,900 ounces in the March quarter due to lower yield and lower ore tonnes mined. Copper production increased by 1 per cent from 7,317 tonnes to 7,361 tonnes. Equivalent gold production decreased by 14 per cent from 80,000 ounces to 68,700 ounces mainly due to lower gold head grade in line with the mining sequence.

Gold head grade decreased by 25 per cent from 1.10 grams per tonne to 0.83 grams per tonne and gold recoveries decreased from 73.3 per cent to 69.3 per cent, in line with the mining sequence and the operational plan. Copper head grade increased by 2 cent from 0.51 per cent to 0.52 per cent and copper recoveries decreased from 89.3 per cent to 87.7 per cent. Gold yield decreased by 28 per cent from 0.81 grams per tonne to 0.58 grams per tonne due to lower head grade and lower recoveries and copper yield remained the same at 0.46 per cent, in line with the mining sequence.

In the March quarter, concentrate with a payable content of 28,093 ounces of gold was sold at an average price of US$1,317 per ounce and 7,076 tonnes of copper was sold at an average price of US$6,191 per tonne, net of treatment and refining charges. This compared with 46,459 ounces of gold that was sold at an average

price of US$1,267 per ounce and 7,830 tonnes of copper that was sold at an average price of US$6,165 per tonne, net of treatment and refining charges, in the December quarter.

Total tonnes mined increased by 42 per cent from 4.12 million tonnes in the December quarter to 5.85 million tonnes in the March quarter mainly due to higher waste mined in line with the mining sequence. Ore mined decreased by 4 per cent from 1.75 million tonnes to 1.68 million tonnes. Operational waste tonnes mined increased by 76 per cent from 2.37 million tonnes to 4.17 million tonnes due to additional waste stripping required to access the ore at depth. This strategy is in line with the life extension as announced in the previous quarter. The strip ratio increased from 1.35 to 2.49, in line with the 2018 plan.

Ore processed was similar at 1.66 million tonnes.

Net operating costs, including gold-in-process movements, decreased by 16 per cent from US$45 million to US$38 million mainly due to a credit to costs relating to oxide stockpile sales. In addition, a US$2 million credit to cost as a result of a build-up in concentrate in the March quarter compared with a US$5 million charge to cost in the December quarter.

During 2017, Cerro Corona entered into an agreement with Minera Coimolache to sell 7 million tonnes of oxide stocks to be processed at the neighbouring Tantahuatay facilities in Cajamarca over the next 3 to 4 years. The total estimated value of this agreement is around US$30 million. The initial agreement was for only 100,000 tonnes in order to run some industrial tests. As a result of favourable preliminary test results the sales continued and during the March quarter 250,000 tonnes were sold for US$1 million.

Capital expenditure decreased by 75 per cent from US$12 million to US$3 million due to a decrease in construction activities at the tailings dam and waste storage facilities during the rainy season.

All-in sustaining costs and total all-in cost per gold ounce decreased by 64 per cent from US$209 per ounce in the December quarter to US$75 per ounce in the March quarter mainly due lower net operating costs and lower capital expenditure, partially offset by lower gold sold. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 5 per cent from US$712 per equivalent ounce to US$677 per equivalent ounce due to the same reasons as above.

Australia region
St Ives

		March 2018	Dec 2017
Gold produced	000'oz	**95.2**	90.3
Gold sold	000'oz	**95.0**	90.3
Yield – underground	g/t	**3.15**	2.85
– surface	g/t	**2.72**	2.69
– combined	g/t	**2.76**	2.70
AISC and AIC	A$/oz	**873**	1,351
	US$/oz	**686**	1,035

Gold production increased by 5 per cent from 90,300 ounces in the December quarter to 95,200 ounces in the March quarter due to an increase in tonnes processed and an increase in yield.

Total ore tonnes mined increased by 64 per cent from 1.1 million tonnes in the December quarter to 1.8 million tonnes in the March quarter.

At the Hamlet underground operation, ore tonnes mined increased by 4 per cent from 97,000 tonnes in the December quarter to

100,500 tonnes in the March quarter. Head grade decreased by 3 per cent from 3.55 grams per tonne to 3.44 grams per tonne with limited availability of high grade areas. Gold mined from Hamlet underground decreased by 3 per cent from 11,400 ounces to 11,100 ounces.

Development at the Invincible underground operation continued with ore tonnes mined increasing by 927 per cent from 3,000 tonnes in the December quarter to 30,800 tonnes in the March quarter. Development in the December quarter was largely undertaken to reach the ore body while substantial development through ore occurred in the March quarter. Head grade mined increased by 193 per cent from 2.45 grams per tonne to 7.18 grams per tonne in line with the mining sequence. Gold mined from Invincible underground increased by 3,450 per cent from 200 ounces to 7,100 ounces. All the ore mined was from development with the first stope scheduled to be mined in the June quarter.

At the open pit operations, ore tonnes mined increased by 60 per cent from 1.0 million tonnes in the December quarter to 1.6 million tonnes in the March quarter with mining being undertaken in low strip areas of the Neptune and Invincible pits. Heavy rains during the March quarter restricted access to areas of pre- stripping at the Neptune pit which are primarily in lake sediments which turn to mud in wet weather. During this period mining activity moved to areas of primary ore which were in areas with more competent rock.

Grade mined increased marginally from 3.04 grams per tonne to 3.05 grams per tonne. Gold mined from open pits increased by 61 per cent from 99,200 ounces to 160,200 ounces. In the March quarter, tonnes mined were sourced as follows: 0.9 million tonnes at 2.48 grams per tonne from Invincible and 0.7 million tonnes at 3.78 grams per tonne from Neptune. This compared with 0.55 million tonnes at 2.5 grams per tonne from Invincible and 0.46 million tonnes at 3.7 grams per tonne from Neptune in the December quarter.

Operational waste tonnes mined decreased by 29 per cent from 2.8 million tonnes in the December quarter to 2.0 million tonnes in the March quarter and capital waste tonnes mined decreased by 42 per cent from 6.4 million tonnes to 3.7 million tonnes due to the reasons discussed in the open pit ore tonnes mined section above. Total material movements at the open pits decreased by 28 per cent from 10.2 million tonnes to 7.3 million tonnes. The decrease was planned with ore mined significantly exceeding available mill capacity as it did during the December quarter. The strip ratio decreased from 9.1 to 3.5.

Ounces mined at the consolidated St Ives mine increased by 61 per cent from 110,600 ounces in the December quarter to 178,400 ounces in the March quarter. At the end of the March quarter, Neptune high-grade oxide material stockpiled amounted to 90,600 ounces (1,136,000 tonnes at 2.48 grams per tonne), Invincible amounted to 28,700 ounces (368,000 tonnes at 2.43 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.41 grams per tonne). This compared with 45,600 ounces (710,900 tonnes at 1.99 grams per tonne) of Neptune high-grade oxide material stockpiled, 7,800 ounces (109,000 tonnes at 2.21 grams per tonne) of Invincible material and 7,900 ounces (174,000 tonnes at 1.41 grams per tonne) of A5 material, at the end of the December quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend. Work is ongoing to debottleneck the mill throughput.

Throughput at the Lefroy mill increased by 3 per cent from 1.04 million tonnes in the December quarter to 1.07 million tonnes in the

March quarter due to a scheduled maintenance shutdown in the December quarter. Yield increased by 2 per cent from 2.70 grams per tonne to 2.76 grams per tonne.

Net operating costs, including gold-in-process movements, decreased by 30 per cent from A$56 million (US$43 million) to A$39 million (US$30 million). The gold inventory credit for the March quarter of A$27 million (US$21 million) compared with A$12 million (US$9 million) in the December quarter. This increased stockpile credit of A$15 million (US$12 million) was primarily responsible for the net operating costs, including gold-in-process movements, decreasing by 30 per cent from A$56 million (US$43 million) to A$39 million (US$30 million). A similar combined volume of ore and operational waste was mined for similar mining costs. However, while total ore and operational waste tonnes were similar, the higher ratio of ore to waste mined resulted in a 67,800 ounces increase in ounces mined and placed onto stockpiles. The ore mined in the December quarter significantly exceeded mill capacity and therefore additional ore was added to surface stockpiles. Ore and operational waste mined from the open pits in the March quarter totalled 3.6 million tonnes compared with 3.8 million tonnes in the December quarter with similar mining costs.

Capital expenditure decreased by 38 per cent from A$61 million (US$47 million) to A$38 million (US$30 million) mainly due to lower capital waste tonnes mined in the open pits, lower capital development and lower exploration activity in the immediate post-Christmas period.

All-in sustaining costs and total all-in cost decreased by 35 per cent from A$1,351 per ounce (US$1,035 per ounce) in the December quarter to A$873 per ounce (US$686 per ounce) in the March quarter due to lower net operating costs, lower capital expenditure and higher gold sold.

Agnew/Lawlers

		March 2018	Dec 2017
Gold produced	000'oz	58.6	63.9
Gold sold	000'oz	60.0	63.9
Yield	g/t	6.44	6.73
AISC and AIC	A$/oz	1,402	1,336
	US$/oz	1,103	1,029

Gold production decreased by 8 per cent from 63,900 ounces in the December quarter to 58,600 ounces in the March quarter mainly due to lower tonnes processed and the impact of high grade stockpiles processed in the December quarter.

Ore mined from underground decreased by 6 per cent from 313,000 tonnes in the December quarter to 292,700 tonnes in the March quarter as a result of lower ore tonnes from Waroonga due to sequencing. Head grade mined increased by 6 per cent from 6.18 grams per tonnes to 6.52 grams per tonne with improved grades at Waroonga and New Holland. Gold mined decreased by 1 per cent from 62,200 ounces to 61,400 ounces due to the mining mix. In the March quarter tonnes mined were sourced as follows: 147,400 tonnes at 9.0 grams per tonne from Waroonga and 145,300 tonnes at 4.0 grams per tonne from New Holland. This compares with 165,000 tonnes at 8.8 grams per tonne from Waroonga and 148,000 tonnes at 3.3 grams per tonne from New Holland in the December quarter.

Tonnes processed decreased by 4 per cent from 296,000 tonnes in the December quarter to 282,900 tonnes in the March quarter due to a scheduled maintenance shutdown in the March quarter. The combined yield decreased by 4 per cent from 6.73 grams per tonne to 6.44 grams per tonne due to the processing of higher grade stockpiles processed in the December quarter.

Net operating costs, including gold-in-process movements, increased by 15 per cent from A$52 million (US$40 million) in the December quarter to A$60 million (US$47 million) in the March quarter mainly due to increased mining costs as a result of the mix between ore and capital development, increased processing cost related to frequent power disruptions due to inclement weather and the planned maintenance shutdown that was extended to complete additional works. In addition, a gold-in-circuit charge of A$6 million (US$5 million) in the March quarter compared with a gold-in-circuit credit to cost of A$nil million (US$nil million) in the December quarter. The charge to cost in the March quarter was partially due to a 900 once drawdown of gold-in-circuit. The balance was the result of a reduction in the average cost of stockpiled ore and gold-in-circuit during the March quarter.

Capital expenditure decreased by 30 per cent from A$30 million (US$23 million) to A$21 million (US$16 million) mainly due to the crushing facility purchased for A$5 million (US$4 million) in the December quarter and reduced expenditure in the immediate post-Christmas period.

All-in sustaining costs and total all-in cost increased by 5 per cent from A$1,336 per ounce (US$1,029 per ounce) in the December quarter to A$1,402 per ounce (US$1,103 per ounce) in the March quarter due to higher net operating costs and lower gold sold, partially offset by lower capital expenditure.

Granny Smith

		March 2018	Dec 2017
Gold produced	000'oz	69.8	74.8
Gold sold	000'oz	69.9	74.8
Yield	g/t	5.06	5.55
AISC and AIC	A$/oz	1,131	1,370
	US$/oz	890	1,054

Gold production decreased by 7 per cent from 74,800 ounces in the December quarter to 69,800 ounces in the March quarter mainly due to a drawdown from gold-in-circuit of 5,200 ounces in the December quarter as opposed to a build-up of 4,600 ounces in the March quarter.

Ore mined from underground increased marginally from 408,200 tonnes to 408,500 tonnes. Head grade mined increased by 3 per cent from 5.55 grams per tonnes in the December quarter to 5.71 grams per tonne in the March quarter. As a result, ounces mined increased by 3 per cent from 72,800 ounces in the December quarter to 75,000 ounces in the March quarter.

Tonnes processed increased by 2 per cent from 419,000 tonnes in the December quarter to 429,000 tonnes in the March quarter due to timing of milling campaigns quarter on quarter. The yield decreased by 9 per cent from 5.55 grams per tonne to 5.06 grams per tonne due to a drawdown of 5,200 ounces of gold-in-circuit during the December quarter as opposed to a build-up of 4,600 ounces in the March quarter.

Net operating costs, including gold-in-process movements, decreased by 11 per cent from A$57 million (US$44 million) in the December quarter to A$51 million (US$40 million) in the March quarter mainly due to a A$1 million (US$1 million) credit to cost in the March quarter compared with A$4 million (US$3 million) gold-in-circuit charge in the December quarter associated with the 5,200 ounce drawdown noted above.

Capital expenditure decreased by 43 per cent from A$42 million (US$32 million) to A$24 million (US$19 million) mainly due to mobile equipment purchases of A$5 million (US$4 million) and early works on underground cooling and paste plants of A$7 million (US$5 million) in the December quarter as well as a A$3 million (US$2 million) reduction in exploration costs.

All-in sustaining costs and total all-in cost decreased by 17 per cent from A$1,370 per ounce (US$1,054 per ounce) in the December quarter to A$1,131 per ounce (US$890 per ounce) in the March quarter mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

UNDERGROUND AND SURFACE (UNREVIEWED)

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
						Ghana		Peru	Continuing				Discontinued
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Darlot
Tonnes mined (000 tonnes)*													
– underground ore	**March 2018**	**1,088**	**1,088**	**255**	**–**	**–**	**–**	**–**	**833**	**131**	**293**	**409**	**–**
	December 2017	1,154	1,154	336	–	–	–	–	818	100	313	408	–
	March 2017	1,305	1,186	328	–	–	–	–	858	142	301	415	118
– underground waste	**March 2018**	**58**	**58**	**58**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	December 2017	58	58	58	–	–	–	–	–	–	–	–	–
	March 2017	37	37	37	–	–	–	–	–	–	–	–	–
– surface ore	**March 2018**	**7,581**	**7,581**	**–**	**4,271**	**3,563**	**707**	**1,675**	**1,635**	**1,635**	**–**	**–**	**–**
	December 2017	7,761	7,761	–	4,992	4,240	752	1,753	1,016	1,013	–	–	–
	March 2017	7,044	7,044	–	4,520	3,768	752	1,740	785	785	–	–	–
– total	**March 2018**	**8,727**	**8,727**	**313**	**4,271**	**3,563**	**707**	**1,675**	**2,468**	**1,767**	**293**	**409**	**–**
	December 2017	8,973	8,973	394	4,992	4,240	752	1,753	1,834	1,113	313	408	–
	March 2017	8,386	8,267	365	4,520	3,768	752	1,740	1,642	926	301	415	118
Grade mined (Grams per tonne)													
– underground ore	**March 2018**	**6.0**	**6.0**	**6.1**	**–**	**–**	**–**	**–**	**5.8**	**4.3**	**6.5**	**5.7**	**–**
	December 2017	5.9	5.9	6.2	–	–	–	–	5.6	3.7	6.2	5.6	–
	March 2017	5.5	5.5	5.6	–	–	–	–	5.4	4.9	6.3	4.9	4.0
– underground waste	**March 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	December 2017	–	–	–	–	–	–	–	–	–	–	–	–
	March 2017	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**March 2018**	**1.6**	**1.6**	**–**	**1.3**	**1.3**	**1.5**	**0.8**	**3.0**	**3.0**	**–**	**–**	**–**
	December 2017	1.5	1.5	–	1.3	1.3	1.1	1.1	3.0	3.0	–	–	–
	March 2017	1.4	1.4	–	1.3	1.3	1.1	0.9	2.6	2.6	–	–	–
– total	**March 2018**	**2.2**	**2.2**	**5.0**	**1.3**	**1.3**	**1.5**	**0.8**	**4.0**	**3.1**	**6.5**	**5.7**	**–**
	December 2017	2.1	2.1	5.3	1.3	1.3	1.1	1.1	4.2	3.1	6.2	5.6	–
	March 2017	2.0	2.0	5.0	1.3	1.3	1.1	0.9	4.1	3.0	6.3	4.9	4.0
Gold mined (000 ounces)*													
– underground ore	**March 2018**	**203.0**	**203.0**	**48.4**	**–**	**–**	**–**	**–**	**154.6**	**18.2**	**61.4**	**75.0**	**–**
	December 2017	210.9	210.9	64.5	–	–	–	–	146.4	11.6	62.2	72.8	–
	March 2017	221.6	206.5	57.4	–	–	–	–	149.2	22.2	61.0	66.0	15.1
– underground waste	**March 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	December 2017	–	–	–	–	–	–	–	–	–	–	–	–
	March 2017	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**March 2018**	**385.7**	**385.7**	**–**	**180.8**	**146.1**	**34.7**	**44.6**	**160.2**	**160.2**	**–**	**–**	**–**
	December 2017	362.2	362.2	–	202.4	176.7	25.7	60.6	99.2	99.0	–	–	–
	March 2017	306.8	306.8	–	189.8	162.6	27.2	50.7	66.3	66.3	–	–	–
– total	**March 2018**	**588.6**	**588.6**	**48.4**	**180.8**	**146.1**	**34.7**	**44.6**	**314.8**	**178.4**	**61.4**	**75.0**	**–**
	December 2017	573.1	573.1	64.5	202.4	176.7	25.7	60.6	245.6	110.6	62.2	72.8	–
	March 2017	528.4	513.4	57.4	189.8	162.6	27.2	50.7	215.5	88.5	61.0	66.0	15.1

* Excludes surface material at South Deep.

UNDERGROUND AND SURFACE

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	South America Region — Peru — Cerro Corona	Australia Region — Continuing — Total	St Ives#	Agnew/ Lawlers	Granny Smith	Discontinued — Darlot
Ore milled/treated (000 tonnes)													
– underground ore	**March 2018**	**1,110**	**1,110**	**311**	**–**	**–**	**–**	**–**	**799**	**87**	**283**	**429**	**–**
	December 2017	1,169	1,169	414	–	–	–	–	755	40	296	419	–
	March 2017	1,304	1,184	274	–	–	–	–	910	141	308	461	120
– underground waste	**March 2018**	**32**	**32**	**32**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	December 2017	39	39	39	–	–	–	–	–	–	–	–	–
	March 2017	34	34	34	–	–	–	–	–	–	–	–	–
– surface ore	**March 2018**	**7,230**	**7,230**	**64**	**4,516**	**3,411**	**1,105**	**1,665**	**986**	**986**	**–**	**–**	**–**
	December 2017	7,242	7,242	104	4,479	3,307	1,172	1,659	1,000	1,000	–	–	–
	March 2017	7,327	7,327	135	4,632	3,459	1,172	1,706	854	854	–	–	–
– total milled	**March 2018**	**8,372**	**8,372**	**407**	**4,516**	**3,411**	**1,105**	**1,665**	**1,785**	**1,073**	**283**	**429**	**–**
	December 2017	8,450	8,450	557	4,479	3,307	1,172	1,659	1,755	1,040	296	419	–
	March 2017	8,665	8,545	443	4,632	3,459	1,172	1,706	1,764	995	308	461	120
Yield (Grams per tonne)													
– underground ore	**March 2018**	**5.0**	**5.0**	**4.7**	**–**	**–**	**–**	**–**	**5.3**	**3.2**	**6.4**	**5.1**	**–**
	December 2017	5.7	5.7	6.0	–	–	–	–	5.9	2.9	6.8	5.5	–
	March 2017	4.9	5.0	5.2	–	–	–	–	5.2	4.8	5.9	4.9	3.6
– underground waste	**March 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	December 2017	–	–	–	–	–	–	–	–	–	–	–	–
	March 2017	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**March 2018**	**1.4**	**1.4**	**0.2**	**1.2**	**1.2**	**1.0**	**1.3**	**2.7**	**2.7**	**–**	**–**	**–**
	December 2017	1.5	1.5	0.1	1.2	1.3	0.9	1.5	2.7	2.7	–	–	–
	March 2017	1.3	1.3	0.1	1.2	1.2	1.0	1.3	2.2	2.2	–	–	–
– combined	**March 2018**	**1.9**	**1.9**	**3.6**	**1.2**	**1.2**	**1.0**	**1.3**	**3.9**	**2.8**	**6.4**	**5.1**	**–**
	December 2017	2.1	2.1	4.5	1.2	1.3	0.9	1.5	4.1	2.7	6.7	5.6	–
	March 2017	1.8	1.8	3.2	1.2	1.2	1.0	1.3	3.7	2.6	5.9	4.9	3.6
Gold produced (000 ounces)													
– underground ore	**March 2018**	**184.7**	**184.7**	**47.4**	**–**	**–**	**–**	**–**	**137.2**	**8.8**	**58.6**	**69.8**	**–**
	December 2017	222.9	222.9	80.5	–	–	–	–	142.4	3.7	63.9	74.8	–
	March 2017	210.7	197.0	45.3	–	–	–	–	151.7	21.6	58.3	71.9	13.7
– underground waste	**March 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	December 2017	–	–	–	–	–	–	–	–	–	–	–	–
	March 2017	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**March 2018**	**322.6**	**322.6**	**0.3**	**167.2**	**131.2**	**36.0**	**68.7**	**86.4**	**86.4**	**–**	**–**	**–**
	December 2017	341.3	341.3	0.3	174.3	139.8	34.5	80.0	86.6	86.6	–	–	–
	March 2017	303.7	303.7	0.5	174.5	138.7	35.8	68.7	60.0	60.0	–	–	–
– total	**March 2018**	**507.1**	**507.1**	**47.7**	**167.2**	**131.2**	**36.0**	**68.7**	**223.6**	**95.2**	**58.6**	**69.8**	**–**
	December 2017	564.1	564.1	80.8	174.3	139.8	34.5	80.0	229.1	90.3	63.9	74.8	–
	March 2017	514.4	500.7	45.8	174.5	138.7	35.8	68.7	211.7	81.6	58.3	71.9	13.7
Operating costs (Dollar per tonne)													
– underground	**March 2018**	**157**	**157**	**224**	**–**	**–**	**–**	**–**	**121**	**157**	**150**	**95**	**–**
	December 2017	132	132	156	–	–	–	–	110	53	137	97	–
	March 2017	137	138	242	–	–	–	–	98	88	125	83	126
– surface	**March 2018**	**25**	**25**	**3**	**23**	**22**	**27**	**24**	**39**	**39**	**–**	**–**	**–**
	December 2017	29	29	3	27	27	27	25	50	50	–	–	–
	March 2017	25	25	3	25	25	26	21	40	40	–	–	–
– total	**March 2018**	**43**	**43**	**190**	**23**	**22**	**27**	**24**	**76**	**48**	**150**	**95**	**–**
	December 2017	43	43	128	27	27	27	25	76	51	137	97	–
	March 2017	42	41	169	25	25	26	21	70	47	125	83	126

* Gold produced in kilograms at South Deep for the March 2018 quarter were as follows: from underground 1,475 kilograms and from surface 10 kilograms giving a total of 1,485 kilograms. The December quarter included: 2,503 kilograms and from surface 9 kilograms giving a total of 2,512 kilograms.

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
PO Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor

 J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries

South Africa
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail: enquiries@linkgroup.co.uk

Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI

SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• (*Chief Executive Officer*)   PA Schmidt• (*Chief Financial Officer*)
A Andani#°   PJ Bacchus°   TP Goodlace°   C Letton°   DMJ Ncube°   SP Reid°   YGH Suleman°
^ Australian * British   # Ghanaian
° Independent Director   • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 25 April 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer